Exhibit 99.1

May 20, 2024

Burford Capital Announces Results of the 2024 AGM

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, is pleased to announce that all of the resolutions proposed at its annual general meeting held on May 15, 2024 were approved by shareholders, including, among others, the approval of a final dividend of 6.25¢ (United States cents) per ordinary share to be paid on June 14, 2024 to all ordinary shareholders on the register of members at the close of business on May 24, 2024.

The votes received are detailed below:

Ordinary resolutions	Total votes for	Total votes against	Total votes withheld
1. To receive the accounts of Burford for the year ended December 31, 2023 and the report of the directors and the external auditor thereon	128,505,379	1,637	686,754
2. To declare a final dividend of 6.25¢ (United States cents) per ordinary share	129,119,855	7,324	66,591
3. To re-elect Rukia Baruti as director	127,904,703	1,172,294	116,773
4. To re-elect Christopher Bogart as director	129,099,046	20,952	73,772
5. To re-elect Pamela Corrie as director	129,093,481	25,306	74,983
6. To re-elect Robert Gillespie as director	127,847,237	1,271,499	75,034
7. To re-elect Christopher Halmy as director	128,032,369	1,086,357	75,044
8. To re-elect John Sievwright as director	129,052,199	66,337	75,234
9. To re-appoint Ernst & Young LLP as Burford’s external auditor	141,486,391	901,181	59,712
10. To authorize the directors to agree upon the remuneration of the external auditor	128,482,052	649,435	62,283
11. To authorize the directors to allot and/or issue ordinary shares in Burford up to a specified amount	124,530,251	4,582,687	80,832
12. To authorize Burford to make market acquisitions of its ordinary shares up to a specified amount	129,021,272	43,517	128,981
Special resolutions
13. To authorize the directors to allot and/or issue equity securities for cash without making a pre-emptive offer to shareholders (subject to the limitations set forth in the resolution)	126,091,341	2,909,951	192,478
14. To authorize the directors to allot and/or issue equity securities for cash without making a pre-emptive offer to shareholders (subject to the	125,650,917	3,348,450	194,403

limitations set forth in the resolution) for an acquisition or specified capital investment

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Americas: Josh Wood, Head of Investor Relations - email	+1 212 516 5824
EMEA & Asia: Rob Bailhache, Head of EMEA & Asia Investor Relations - email	+44 (0)20 3530 2023
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 516 5824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2023 filed with the US Securities and Exchange Commission on March 28, 2024 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.